ITXC®

© 2003 ITXC Corp. © 2003 Teleglobe International Holdings Ltd® All rights reserved.

ITXC Corp.
Earnings
Conference Call
Q3 2003

Tom Evslin

Ed Jordan

Chairman and CEO

CFO

ITXC Corp.

ITXC Corp.

Filed by Teleglobe International Holdings Ltd
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: ITXC Corp.
Commission File No.: 000-26739

ITXC®

TELEGLOBE™

© 2003 ITXC Corp. © 2003 Teleglobe International Holdings Ltd® All rights reserved.

ITXC and Teleglobe:

Creating a World
Leading International
Voice Carriers’ Carrier

Tom Evslin

Teleglobe

 Liam Strong

ITXC

  As TE is last Q3 speaker, he will lead the transition from Q3 to merger announcement

Speakers

Tom Evslin

ITXC

Liam Strong

  TE to introduce LS

Teleglobe

Forward-Looking Statements

Additional information regarding the merger and where to find it

ITXC and Teleglobe plan to file a Proxy Statement/Prospectus with the Securities and Exchange Commission in connection with the merger. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO
REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/Prospectus. These documents will be made available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 1--800 --SEC-0330. INVESTORS
SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois.  Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC’s filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at
http://www.sec.gov. or by contacting ITXC investor relations at 609 750 3333 or ir@itxc.com

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Forward-looking statements

ITXC and Teleglobe have included in this news release forward-looking statements within the meaning of the Private Securities Litigation Reform Act of
1995, including all statements of anticipated or expected results for the current quarter and any future periods.

Actual results could differ materially from those projected in the companies' forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, risks inherent in the execution of a merger, including but not limited to, transaction costs, the subsequent integration effort and retention of key employees, customers and suppliers through the merger process; the inability to capture anticipated synergies; the risk of disapproval or delay by governmental entities of the proposed transaction; the risks of delay in consummation of the transaction; the ability of
Cerberus to exert control over the combined company; the existence of undisclosed or unanticipated contingent liabilities; the risk that Teleglobe is not currently a publicly traded company; the risk that material adverse changes to either entity may prevent the transaction from closing or render it less desirable than anticipated; the risk that Teleglobe may not be able to effectively execute its business plan; the volatile and competitive environment for
Internet telephony and telecommunications; changes in domestic and foreign economic, market, and regulatory conditions; the inherent uncertainty of financial estimates and projections; uncertainty inherent in litigation; unanticipated technological difficulties; the risk that Teleglobe may not be able to access sufficient capital; the creditworthiness of and relationship with our customers; Teleglobe's anticipated debt level and the inherent lack of flexibility resulting therefrom; future transactions; risks inherent in being subject to significant regulation; the possibility that the merger may not close; and other considerations described as "Risk Factors" in Exhibit 99 to ITXC’s Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by
ITXC with the SEC.

Participants in the solicitation

ITXC and its directors, executive officers and other members of their management and employees may be soliciting proxies from its shareholders in favor of the merger. Information about the directors and the executive officers of ITXC and their ownership of ITXC common stock is set forth in ITXC’s Form 10-K for the fiscal year ended December 31, 2002.

Summary

Customer and Investor Benefits of:

Complementary Technology

Breadth of carrier services

Operating Synergies

Speed and flexibility

Lower costs

Voice Scale

11.4 billion wholesale international minutes

Creating a World Leading International Voice Carriers’ Carrier:
ITXC and Teleglobe Sign Definitive Merger Agreement;
Teleglobe to Acquire ITXC

Increased Customer Choice

1

2

3

LS

  As Tom has just announced, ITXC and Teleglobe have signed a definitive merger agreement for the acquisition of ITXC by Teleglobe
  There are 3 reasons why this is good for both ITXC shareholders and for Teleglobe:
  1. First, the voice business is about scale and today’s announcement will create what we believe will be the largest wholesale carrier in the world-represented by the 11.4 billion wholesale international minutes you see on the slide.
  2. Second, the merged company will enable us to reach more carriers in more destinations more quickly than we could individually. The combination of ITXC’s systems and process capabilities with Teleglobe’s size creates cost savings and pricing benefits.
  3. Third, Teleglobe has an established traditional switched voice network that interconnects to 275 telcos, a competitive IP and data network and one of the most competitive mobile roaming networks in the world. ITXC’s leading-edge VoIP expertise will allow these networks to work more closely together to provide a full and comprehensive range of services.
  All of this should translate into increased choice, depth of service and very competitive pricing for customers. Bottom line, better deal for shareholders.

MCI
20.2
AT&T*
13.2
Teleglobe/ITXC
11.4
France Telecom
9.6
Cable & Wireless
7.6
BT
6.1
Sprint
5.9
Deutsche Telekom*
5.5
Primus
4.5
Telefonica*
3.4
Telecom Italia*
3.4
0
5
10
15
20
25

6

In Top 3 International Ranking

Top Carriers in 2003 Based on Annual International Minutes of Use in Billions

Source:   TeleGeography 2003 Global Traffic Statistics and Commentary. © TeleGeography, Inc. 2002.

Note:     A 10% annual growth rate was applied to the 2001 data from TeleGeography to estimate current volumes. The combined Teleglobe/ITXC figure is comprised of annualized minutes from Q2 2003 for both ITXC and Teleglobe.

*          AT&T, DT, Telefonica and Telecom Italia figures only account for traffic from home market.

LS

  This graph gives you some indication of exactly how the company we intend to create stacks up compared to major players such as AT&T, Cable&Wireless and Sprint on a global basis.
  What we are looking at here is the total number of international voice minutes—including both wholesale and retail businesses. On that basis, we are No. 3 globally.
  However, if you adjust out the retail traffic of the other carriers, we believe, based on our data that our merged companies will be the leading international provider of wholesale voice services.
  I shall point out that it is difficult to get good published data on the retail wholesale split.

LS

  As Canada’s official international carrier for the last 50 years, Teleglobe has deep industry experience, established relationships and an acknowledged reputation as a Tier 1 quality voice and data network. Our IP network is also consistently ranked among the top 3 in the world for quality metrics.
  We offer a very comprehensive suite of carrier-to-carrier transport services: from wholesale voice to international toll free voice services, International Private Line, IP transit and global mobile roaming services.
  We have one of the most extensive international networks in the world, with a reach that is virtually unparalleled: it goes to more than 240 countries and is physically interconnected to approximately 275 national fixed-line telecom operators and 360 mobile operators. We are one of the established players in international telecommunications.
  And Teleglobe’s core business as a carrier’s carrier around the world has always been profitable.
  The only time the company became unprofitable was in the late 90s when it diversified into retail and enterprise markets. Those ventures pushed Teleglobe Inc. into Chapter 11. As a result, we were able to acquire a world class network and a profitable core business.
  As a result the company has been free cash flow positive and profitable since we begin to manage it in December of last year.
  We believe Teleglobe is one of few carriers to be profitable and cash positive from the moment it emerged from C-11. Reasons? We changed the business model back to its wholesale roots and radically reduced the cost base.

Overview

50+ Year History With Tier 1 Quality

Started as Canada’s PTT. . . Established 275 bilateral agreements

IP network consistently ranked in top 3 for quality metrics(1)

Breadth of Carrier Services

Voice wholesale

Voice services (international toll free, in-bound collect, ISDN)

Data services (IPL and IP transit)

Signaling services (global roaming, mobile roaming services)

International Reach to 240 Countries and Territories

Ownership in over 100 cable systems

Dedicated satellite capacity over all continents

Service provider to over 360 mobile operators

Stable, Profitable Financials

Successfully restructured profitable core operations after reorganization

Operating free cash flow(2) positive in every subsequent month

(1)      Xaffire – (formerly known as Matrix NetSystems)

(2)   Free cash flow excluding 1 time transactional costs associated with the purchase of core assets by Teleglobe
       International Holdings Ltd. completed
       May 31, 2003.

Overview

The VoIP Leader

VoIP benefits of lower costs of transportation and faster, more efficient set-up of new customers/vendors

Currently 20%+ share of international VoIP traffic

Historically High Growth Rate

Expanded from $25M to $268M of revenue over 4 yrs

Continued ramp with forecasted industry-wide VoIP growth of 1460%
2002 through 2005(1)

ITXC strength in developing markets

Market-Leading Operational Processes

Real-time pricing and margin management

Efficient, automated routing and vendor selection processes

Strong Patent Portfolio

Routing engines

Systems for VoIP traffic management

(1) Stratecast Partners (a Frost and Sullivan Company), February 2003

TE to provide

TE to provide

250000
200000
150000
100000
50000
0
Millions of Minutes
2000
2001
2002
2003
2004
2005
2006
2007

9

International Voice Traffic
Growth and Transition to VoIP

Source: Probe Research, Inc., August 2002

TDM

VoIP

International traffic

#1: Voice Scale

=

Combined

#3 International

#10 International

#4 International

Share(2)

11.4 Billion Minutes

4 Billion Minutes

7.4 Billion Minutes

Volume(1)

Additional Depth by
Geography

Faster Expansion
Capability

Strength in Faster
Growing, Developing
Countries

100 Cable Systems

240 Countries

275 Bilateral
Agreements

Reach

(1)           The combined Teleglobe/ITXC figure is an estimated annualized volume of minutes based on third quarter 2003 actual results.

    (2)       Source: TeleGeography 2003 Global Traffic Statistics and Commentary. © TeleGeography, Inc. 2002.

Note:    A 10% annual growth rate was applied to the 2001 data from TeleGeography to estimate 2003 volumes.

LS

  This chart provides more detail on the merged company’s scale in voice.
  The Teleglobe-ITXC combination pushes us up to number 3 internationally among voice carriers; our volume grows to 11.4 billion minutes or just over 6% of that market segment; and most significantly, customers will benefit from significantly greater choice for voice termination destinations.
  In other words, the merged company will reach more destinations, faster and with greater market penetration (more destination choice in country) than either of the companies can achieve on their own. That said, however, the merged company will be more than just the sum of our parts. Let me provide you with a concrete example:
  Teleglobe can offer customers Columbia as a termination destination. So can ITXC. However, as Teleglobe uses a traditional fixed circuit and Columbia uses the public Internet, ITXC can provide a faster roll-out within the country because it can reach smaller operators more quickly and at less cost. Our volume increases because we are able to penetrate the country more deeply as a merged company than we would have alone. The volume also allows us to provide a greater variety of pricing options to customers.
  The combined bargaining power of ITXC and Teleglobe thus translates into better rates and better reach for our customers.

#2: Operational Synergies

=

Combined

Integrated for 3
Layers of Service

24/7

VoIP

Voice TDM

Data and IP

Signaling

Network
Operations

Multiple Service
Flexibility

Single Service

Multiple Service
Flexibility

Billing

Optimized Blend of
On-Net and Off-Net
Termination

Automated and
Optimized

30k Changes/Hour

Key Routes
Manually Adjusted

Routing

Automated

Real-Time
Automation

Manual With Delays

Pricing

  The story here is that ITXC’s up to date IT systems will boost Teleglobe’s older capability and improve cycle time and efficiency across the combined 11.4 billion minutes. The result should be better net margins.
  A large part of the value in a wholesale voice business is created by the quality of the billing, routing and network management.
  Whereas Teleglobes pricing system is largely manual on a daily/weekly cycle time, ITXC’s is automated and pricing occurs in real time, minute by minute. This is critical advantage when you’re in the wholesale voice business.
  This same system will also enable us to be much faster in bringing up new destination routes at better rates because ITXC can execute 30,000 route changes/ hour.
  The application of ITXC’s IP technology will also allow us in due course to take our three parallel service networks-traditional voice, IP and signaling-and run them over a single network. In a market environment where voice is increasingly migrating from traditional to IP networks and customers want mobility at the edge of every network, the ability to offer a single integrated network to customers will, in the coming years, become a basic requirement.
  Teleglobe’s contribution to the merged company’s bargaining power with customers comes from its multi-service competitive billing system. It opens up opportunities to improve the range of our combined service offerings to customers.
  Tom will now review the complementary nature of our technology. Tom...

TE

  Traditional switched services and VoIP services are going to co-exist for some time to come. This merger allows us to offer both types of solutions, based on customer needs, regional market requirements and the evolution of technology.
  Teleglobe’s voice, IP and signaling product set will be enhanced by ITXC’s capability.
  Patents are also very exiting news for Teleglobe. As a long-term player, Teleglobe uses established technology. ITXC on the other hand is a leading innovator with a patented position in IP routing functionality in what has traditionally been a low-tech industry sector.
  The future of the merged company will be in higher margin value-added services such as ITFS over IP (increases reach, reduces cost) and SS7 signaling over IP for mobile operators.

#3: Complementary Technology

=

Combined

Combined Patents
With IP Network

Broad VoIP
Position

None

Patents

Signaling Over IP

Enhanced Mobile

VoIP

Global Roaming (Mobile)

SS7 Transit

Signaling

VoIP Over
Teleglobe IP
Network

New Products:ITFS

Buyer of IP
Services

Top 10 in Traffic (84 gig)

MPLS  IP V6 Capability

100 Country Reach

IP

Complementary
Offering

VoIP

TDM

Voice

Customer Benefits

One-Stop Shopping

Leader in Migration to IP Delivery

New Product Potential

Technology

Better Quality of Service

Faster and More Flexible

Operating Synergies

Expanded Reach

Lower Costs

Voice Scale

Customer Benefits

Combination Rationale

1

2

3

Strong Focus on Customer Relationships.
Critical Task During Transition Period

Thanks Tom.
I’d like to provide an overview of the combined companies financials however I first need to address the lack of public information currently available for Teleglobe. We are currently a private company and do not yet publish financial information. However, we are preparing our F-4 registration statement and expect to file it with the SEC in December of this year. Until we have filed our registration statements, we have been advised to limit our public disclosure.
That being said, we would like to provide a cursory overview of the financial performance of the combined entity. If we take the 3Q performance on an annualized basis, Teleglobe is approximately a $850MM revenue business on a stand-alone basis and the combined company would be over $1.1B after deducting intercompany sales eliminations.
Due its strength in higher value added voice, data & mobile signaling services, Teleglobe enjoys a higher average gross margin of 25+% than a stand alone voice wholesale business. This favorable product mix would have resulted in a gross margin of over 20% for the combined business in 3Q03.
Teleglobe is also net income and cash flow positive. On a combined basis, we believe we will operate with both positive earnings and cash flow after a portion of our anticipated hard synergies are realized toward late of 2004.

Combined Financials:  Preliminary

Positive With
Anticipated
Cost Savings

Negative

Positive

Cash Flow
Excluding
Transaction
Costs

Positive With
Anticipated
Cost Savings

Negative

Positive

Net Income

20%+

10%

25%+

Gross
Margin %

$1.147B

$298M

$849M

Revenue

Key Assumptions:   - 3Q03 Annualized for Both “Stand Alone”

- Combined Includes Anticipated Synergies

NOTE:  All figures are unaudited and in USD

=

Combined

In our assessment of this acquisition, we evaluated “hard”, cost based synergies as well as potential “softer” synergies from revenue growth. Our leadership team has a depth of experience in integrating companies & realizing synergies and we see significant cost productivity opportunities from the combination of ITXC and Teleglobe.
First is again scale. . . Our ability to leverage over 11 billion minutes of international volume to buy more effectively, leverage our bilateral relationships more efficiently, and utilize more suppliers for additional depth & flexibility to a particular destination will allow us to reduce our cost base as well as offer more competitive pricing to our customers for increased share.
2nd is the integration of the VOIP network on Teleglobe’s extensive international IP backbone. 2 costs should be eliminated 1) ITXC’s costs of purchasing IP transit in the market and 2) Duplicative investments in both businesses from expanding stand-alone VOIP networks
The most significant “hard” cost synergies, as well as the most predictable, will come from back office consolidation & integration. From our due diligence, ITXC has leading, proprietary systems and processes for routing, pricing, network operations and financial analysis. These leading edge tools, when leveraged over a larger volume entity, will allow the combined company to be far more efficient combined than on a stand alone basis and will avoid expensive investments Teleglobe would have had to make on a stand-alone basis.
Tom has talked earlier about the combined benefits of the complementary technology and we think there is good upside revenue potential from new products & services for growth. Although exciting and a key focus of our team, we are not relying on these types of synergies to achieve our goals of financial profitability in the near term.

Anticipated Synergies Summary

Hard Synergies

Scale Leverage

More efficient buying and routing

Integrated Networks

Lower IP connectivity costs for ITXC

Lower CAPEX for combined voice network using VoIP.

Operations and Back-Office Efficiencies

Leveraging ITXC system capabilities on larger volume base

Integrated billing, collection, finance and administration

Integrated network operations and engineering

Upside

New Services

Complementary Regions for Growth

The Deal Overview

ITXC Shareholders Have 28%
Ownership in Teleglobe

Teleglobe Becomes a Public Entity

Teleglobe Retires Preferred Stock* for
After Tax Lower Cost Debt

* Plus Accrued Interest and Dividend

Simultaneous

at Closing

EJ
•For consideration of the merger, ITXC shareholders will be receiving 30% ownership in Teleglobe.
•To consummate the transaction, Teleglobe will become a public company, incorporated in Bermuda and we would like it to be publicly traded on NASDAQ.
•Teleglobe currently has $95M of Preferred Stock, which we intend to retire and conserve a lower cost of debt for the merged company. We anticipate this will be a high-yield offering in a public or private market.
• EJ

Thanks Rick
 • Speaking as an ITXC shareholder, I am also excited by the prospects of this merger. I would like to provide a bit more detail on how the deal is structured and what it means for the ITXC shareholders.
• First - As consideration for the acquisition, ITXC shareholders will receive shares of Teleglobe stock representing a total 28% of the combined company. The exact share for share exchange ratio is being determined and will be provided in our F-4 registration statement to the SEC in December.
• 2nd - In order to complete the transaction, the newly formed company will need to become a public entity. We plan to keep the name of Teleglobe and expect that it will receive a NASDAQ listing.
•The third key part of the deal was determining the capital structure of the new combined company. The current Teleglobe is structured with both common stock and redeemable preferred stock with a 10% annual yield. During the transaction, the new company will be retiring the preferred stock in entirety and re-capitalizing the company with a private placement debt offering or term note facility. Either refinancing option currently being evaluated will result in a overall lower yielding cost of financing.

Next Steps to Closing

March 2004

Closing

February/March 2004

ITXC Shareholder Ballot

January/February 2004

SEC Review and Issue Proxy
to Shareholders

December 2003

H-S-R Antitrust Filing with FTC
and DOJ

December 2003

Prepare Proxy/Registration
Statements and File with SEC

Estimated Timing

Action

Simply read the text on the page is probably best

LS
•  We are acutely aware that mergers stand or fall on the quality of execution. Both Rick Willett and I have managed merger integration before.
•  In order to ensure, during the period from now until close, that both companies focus on current operations and are not distracted by integration, we have already appointed a full time Transition Team staffed from both companies and supplemented by people from outside with specific integration experience. During the months up to closing that team will do the planning so that immediately on closing we can cut over to a merged structure and begin to realize merger benefits immediately. The first session of that team happens this Thursday / Friday.
•  In order to minimize uncertainty and provide stability, we have already agreed the organization structure of the merged company and today will announce internally who will lead each function on that Executive Team. That team and the merged company overall will reflect a balance between Teleglobe’s telecoms experience and ITXC’s technological IP capability.
•  The shape of the organization will be three product specific market facing groups for Voice, Data and Roaming supported by common back office and sales functions.
•  Our aim is to complete the transition and integration process by end 2004.
•  This, on paper is a good deal for customers, employees and shareholders of both companies. Our next tasks are to maintain momentum in both companies, execute the merge in a timely and effective manner and secure the merger benefits.
•  Thank you. Now we are open for questions.

Organized For Success

Balance of
Teleglobe and
ITXC leadership

Combination of
Deep Telecom
with Technology
Experience

Dedicated
Integration
Expertise

Chairman

CEO

Voice

Data

Signaling

Ops

Integration

Team

Finance

and IT

Sales

HR

Legal

Engineering

Effective post-close:
a product focus with shared support